Exhibit 99.1

LION GROUP HOLDING LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 23, 2022

Notice is hereby given that Lion Group Holding Ltd., a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 10:00 a.m., local time, on December 23, 2022 (the “Annual General Meeting”) at 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693, to consider and, if thought fit, to pass the following resolutions:

1.	RESOLVED as an ordinary resolution: to ratify, confirm, approve and adopt the appointment of UHY LLP as auditor of the Company for the fiscal year ending December 31, 2022, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

2.	RESOLVED as an ordinary resolution: to elect the following persons as Class II Directors of the Company, pursuant to the Company’s Articles of Association:

a.	Jian WANG

b.	Chunning WANG

c.	Chi-yang CHEN
d.	Rahul Mewawalla

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

You can find more information about each of these items in the attached proxy statement. Only holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) registered in the register of members at the close of business on November 18, 2022, New York time, can vote at the Annual General Meeting or at any adjournment that may take place. If you are a holder of American Depositary Shares, please see the discussion in the attached proxy statement under the heading “Voting by Holders of American Depositary Shares.”

We cordially invite all holders of Ordinary Shares to attend the Annual General Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy needs not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your form of proxy and then decide to attend the Annual General Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Chunning Wang, Chief Executive Officer, Lion Group Holding Ltd., 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693, and must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof. This notice of the Annual General Meeting of Shareholders and the attached proxy statement are also available through our website at http:// ir.liongrouphl.com.

3 Phillip Street, #15-04 Royal Group Building, Singapore 048693

Telephone: +65 8877 3871

By Order of the Board of Directors,

/s/ Chunning Wang
Chunning Wang
Chief Executive Officer and Director

Date: November 28, 2022

LION GROUP HOLDING LTD.

PROXY STATEMENT

General

The board of directors of Lion Group Holding Ltd., a Cayman Islands company (the “Company”), is soliciting proxies for the annual general meeting of shareholders to be held on December 23, 2022 at 10:00 a.m., local time, or at any adjournment or postponement thereof (the “Annual General Meeting”). The Annual General Meeting will be held at 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693.

Record Date, Share Ownership and Quorum

Record holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) as of the close of business on November 18, 2022, New York time, are entitled to vote at the Annual General Meeting. As of November 18, 2022, 45,566,711 of our Class A Ordinary Shares, par value US$0.0001 per share, and 9,843,096 of our Class B Ordinary Shares, par value US$0.0001 per share, were issued and outstanding. As of November 18, 2022, approximately 45,213,088 of our Class A Ordinary Shares were represented by American Depositary Shares (“ADSs”). One or more holders of Ordinary Shares which represent, in aggregate, a majority of the paid up voting share capital of the Company present in person or by proxy or, if a corporation or other non-natural person, by its authorized representative shall be a quorum for all purposes.

Voting and Solicitation

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Annual General Meeting, and each Class B Ordinary Share shall be entitled to twenty five (25) votes on all matters subject to the vote at the Annual General Meeting.

At the Annual General Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. Except as required by applicable law and subject to the terms and conditions of the Articles, the holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted to a vote at the Annual General Meeting. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to pass each of the proposed resolutions submitted to a vote at the Annual General Meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Annual General Meeting in person or by completing, dating, signing and returning the enclosed form of proxy to the attention of Chunning Wang, Chief Executive Officer, Lion Group Holding Ltd., 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693. The form of proxy must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Annual General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote against each of the proposed resolutions submitted to a vote at the Annual General Meeting. Broker non-votes will have the same effect as a vote against each of the proposed resolutions submitted to vote at the Annual General Meeting.

Please refer to this proxy statement for information related to the proposed resolutions.

Voting by Holders of American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary of the ADSs, has advised us that it intends to mail to all record owners of ADSs this proxy statement, the accompanying notice of Annual General Meeting and a voting instruction card for record owners of ADSs. Upon the written request of an owner of record of ADSs by such owner’s delivery of a properly completed, dated and signed voting instruction card to Deutsche Bank Trust Company Americas prior to 10:00 am, New York City time on December 16, 2022, Deutsche Bank Trust Company Americas will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A Ordinary Shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Deutsche Bank Trust Company Americas has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Class A Ordinary Shares represented by all of our ADSs, only Deutsche Bank Trust Company Americas may vote those Class A Ordinary Shares at the Annual General Meeting.

If the enclosed voting instruction card is signed but the voting instructions fail to specify the manner in which to vote, Deutsche Bank Trust Company Americas will vote in favor of the items set forth in the voting instructions.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Lion Group Holding Ltd., if you hold our Ordinary Shares, or to Deutsche Bank Trust Company Americas if you hold ADSs representing our Class A Ordinary Shares.

PROPOSALS

Background

We are asking holders of Ordinary Shares to pass the following resolutions (“PROPOSALS”):

1.	RESOLVED as an ordinary resolution: to ratify, confirm, approve and adopt the appointment of UHY LLP as auditor of the Company for the fiscal year ending December 31, 2022, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

2.	RESOLVED as an ordinary resolution: to elect the following persons as Class II Directors of the Company, pursuant to the Company’s Articles of Association:

a.	Jian WANG

b.	Chunning WANG

c.	Chi-yang CHEN

d.	Rahul Mewawalla

The nominees listed below have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for re-election as Class II Directors of the Company. Walter Cook, one of the Company’s Class II director, will retire at the conclusion of the Annual General Meeting, and therefore, the Nominating and Corporate Governance Committee did not nominate him for re-election.

Directors and Executive Officers	Age	Position/Title
Jian Wang	40	Chairman of the Board (Class II)
Chunning Wang	43	Director, Chief Executive Officer (Class II)
Chi-yang Chen	35	Independent Director (Class II)
Rahul Mewawalla	44	Director (Class II)

Jian Wang is our chairman of the board. Mr. Wang has been the co-founder of Lion and has been its chairman, chief executive officer and chief financial officer since its inception in 2015. Mr. Wang also serves as a director of all of Lion’s subsidiaries other than Lion Brokers Limited and Lion Wealth Limited. His entrepreneurship traces back to 2014 when he founded and served as the chief executive officer at Forwin Financial Group (Hong Kong) Limited, a financial service company. From 2014 to 2016, Mr. Wang also served as the responsible officer at Forwin Capital Management Limited. Prior to that, from 2010 to 2014, Mr. Wang served as the chairman of Shanghai Yuangun Investment Management Limited, a Shanghai-based private equity fund management company. From 2005 to 2010, Mr. Wang was a chief manager at Shanghai Shengqi Corporate Management and Consulting Limited, a company offering corporate consulting services. Previously, from 2004 to 2005, he was an investment banking manager at a trust company, Tinhtic Trust Co., Limited. Mr. Wang received his bachelor’s degree in law from East China University of Political Science and Law in 2005 and later earned his MBA from Cheung Kong Graduate School of Business in 2013.

Chunning Wang is our Chief Executive Officer. Mr. Wang joined Lion in May 2019 and has been responsible for Lion’s fund raising activities. Prior to joining Lion, Mr. Wang held positions of chief executive officer, director and vice chairman of the board at Carnival Group International Holdings Limited (0996.HK), one of China’s leading operators of large-scale integrated tourism, hospitality and retail attractions, from 2017 to 2019. Mr. Wang has more than a decade of experience in the banking industry. From 2016 to 2017, Mr. Wang served as an assistant chief executive officer at Hengfeng Bank Co., Ltd. (Shanghai branch), where he was responsible for corporate business. Previously, Mr. Wang worked at China Minsheng Banking Corporation Limited for around six years, where he started as a product manager in the bank’s head office in the PRC in 2006, and later ended up serving as a general manger in the bank’s Hong Kong branch in 2015, primarily responsible for the bank’s overseas mergers and acquisition and other large-scale projects. Mr. Wang received his bachelor’s degree in Industrial Foreign Trade from International Business School of Hunan University in 2000, and obtained a master’s degree in management from The Faculty of Commerce and Business Administration of The University of British Columbia in 2005.

Chi-yang Chen serves on our board. Mr. Chen has been serving as a Senior Financial Executive in XLD Group N.A. Real Estate Development, Inc., a private hospitality company, since March 2020, and responsible to work with executive management and offer analytical insight on critical financial and operational risks, as well as to resolve complex accounting and financial reporting matters. Prior to that, Mr. Chen was a senior manager in ASAM, LLP, a public accounting firm from September 2013 to February 2020 and his responsibilities included in consulting, financial due diligence and business valuation. Mr. Chen received his Bachelor of Science degree in Industrial Engineering from National University of Kaohsiung, Taiwan, an MBA degree from University of St. Thomas and a Master’s degree in accounting from Golden Gate University. Mr. Chen is a Certified Public Accountant licensed in California.

Rahul Mewawalla is a product, technology, digital and business leader. He has extensive strategic and operational leadership expertise with technology, internet, software, telecommunications, financial services, media, digital, consumer and enterprise companies. Since 2021, Mr. Mewawalla has served as a Board Director, Chairman of the Compensation Committee, the Member of the Audit Committee of NASDAQ-listed Phunware Inc. (NASDAQ: PHUN), a software, technology and blockchain company. Previously, Mr. Mewawalla served as Chairman of the Board of Directors and Board Director at NASDAQ-listed Rocky Mountain Chocolate Factory Inc. (NASDAQ: RMCF), an ecommerce, consumer and retail company in 2021, as Chief Executive Officer and President of Xpanse Inc., a fintech, software and technology company, and concurrently as Executive Vice President, Platforms and Technology Businesses and Chief Digital Officer at Freedom Mortgage Corporation, a financial services company, from 2020 to 2021, as Chief Executive Officer and President at Zenplace Inc., a software-as-a-service (SaaS) and technology platforms company from 2014 to 2020, as Vice President at Nokia Corporation from 2010 to 2012, as Vice President at General Electric Company’s NBCUniversal from 2008 to 2010, and Senior Director at Yahoo! Inc. from 2005 to 2008. Mr. Mewawalla has served as a board member, investor and advisor to various public, private and philanthropic companies with experience as Chairman of the Board, Board Committee Chair, Board Director, Chair of the Compensation Committee, Audit Committee Member, Governance and Nominating Committee Member, and Special Committee Member and also served as former Board Director and Governance and Nominating and Committee Member at SOS Children’s Villages USA. He has also served as Senior Advisor to the San Francisco Mayor’s Office on Innovation, as Advisor to Stanford University’s Persuasive Technology Lab and as Committee Chair of the VC TaskForce SIG on Systems and Services. Mr. Mewawalla earned an MBA from the Kellogg School of Management at Northwestern University and a BBS from the University of Delhi.

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the Proposals.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

OTHER MATTERS

We know of no other matters to be submitted to the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Chunning Wang
Chunning Wang
Chief Executive Officer and Director

Date: November 28, 2022

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